February 10, 2010

Mr. Kevin L. Vaughn
Accounting Branch Chief

Ms. Lynn A. Dicker
Staff Accountant

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:         Twin Disc, Inc. Form 10-K for the fiscal year ended June 30, 2009
Filed September 11, 2009
File No. 001-07635

Dear Mr. Vaughn and Ms. Dicker:

The following letter is in response to your letter to me dated January 27, 2010 related to the Commission’s review of Twin Disc, Inc.’s Form 10-K for the Fiscal Year Ended June 30, 2009.  For clarity, I have restated each of the Commission’s 23 comments below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

Fiscal 2009 Compared to Fiscal 2008

1.
We note your disclosures within the Gross Profit section indicating lower volumes and selective pricing actions impacting your results.  Please revise future filings to quantify the effects of volume and pricing changes.  Refer to Item 303(A)(3)(iii).

    Company Response:
    The Company will quantify the effects of pricing and volume changes in future filings, where material.

2.
We further note your disclosure that an increase in warranty expense impacted your gross profit for the period.  Please revise future filings to quantify the impact of such changes.  In addition, please tell us and revise future filings to explain the reasons for the increase in warranty expense in light of the decline in sales.

Company Response:
The Company will quantify the impact of identified significant items affecting gross profit in future filings.  Warranty expense in fiscal 2009 increased by approximately $1,661,000 or 35% from fiscal 2008.  This information is available in Footnote F – Warranty.  Warranty expense is recorded at the time of shipment based upon historical experience.  The increase was driven by a specific warranty issue identified in fiscal 2009 and relates to a product sold in high volumes in the fiscal 2007 – 2008 period.  The discovery of this issue in fiscal 2009 happened to coincide with the severe drop in volumes driven by the global economic recession, resulting in the disconnect between the decreasing sales volume and increasing warranty expense.

3.
We note your discussion under the marketing, engineering and administrative expenses heading regarding severance charges related to actions in your Belgian operation.  We note separate presentation of restructuring charges on page 14. Explain to us why you classified the $1.3 million of severance charges relating to your Belgian operation as ME&A expenses in 2009 rather than classifying this in the restructuring of operations line item.

         Company Response:
The $1.3 million in severance charges in fiscal 2009 related to performance issues whereas the amounts classified as restructuring of operations within the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income relate to stand-alone Company approved restructuring plans that impact numerous employees and result from actions taken by the Company to improve future operations.  Based on this difference, the Company included the $1.3 million of performance related severance charges within ME&A expenses and discussed the restructuring charge separately within Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 18

Future Liquidity and Capital Resources, page 19

4.
We note your presentation here of the non-GAAP measure "four quarter EBlTDA" and a ratio of funded debt to EBITDA.  Please revise future filings to provide all of the disclosures required by Item 10(e)(l)(i) of Regulation S-K. In this regard, it appears that your "four quarter EBITDA" presented here does not adjust for interest income.  Please explain to us why you do not adjust for interest income in your presentation of "four quarter EBITDA."

Company Response:
The Company will revise future filings to provide all of the disclosures required by Item 10(e)(l)(i) of Regulation S-K.  In addition, the Company calculates “four quarter EBITDA” in accordance with our debt agreements (see discussion below).  The definition of “four quarter EBITDA” maintained in the Company’s debt agreements does not adjust for interest income.  The following is an example of language that would have been included in the Form 10-K for the fiscal year ended June 30, 2009 (the following would replace the first paragraph under “Future Liquidity and Capital Reserves” on page 19; the remaining paragraphs under “Future Liquidity and Capital Reserves” would remain the same):

In December 2002, the Company entered into a $20,000,000 revolving loan agreement with M&I Marshall & Ilsley Bank (“M&I”), which had an original expiration date of October 31, 2005.  In September 2004, the revolving loan agreement was amended to increase the commitment to $35,000,000 and the termination date of the agreement was extended to October 31, 2007.  During the first quarter of fiscal 2007, the term was extended by an additional two years to October 31, 2009.  An additional amendment was agreed to in the first quarter of fiscal 2008 to extend the term by an additional year to October 31, 2010, and eliminate the covenants limiting capital expenditures and restricted payments (dividend payments and stock repurchases).  During the fourth quarter of fiscal 2009, the term was further extended to May 31, 2012 and the total funded debt to four quarter EBITDA maximum was increased from 2.5 to 3.0.  This agreement contains certain covenants, including restrictions on investments, acquisitions and indebtedness.  Financial covenants include a minimum consolidated net worth, minimum four quarter EBITDA for the most recent four fiscal quarters of $11,000,000 at June 30, 2009, and a maximum total funded debt to four quarter EBITDA ratio of 3.0 at June 30, 2009.  As of June 30, 2009, the Company was in compliance with these covenants with a four quarter EBITDA total of $30,020,000 and a total funded debt to four quarter EBITDA ratio of 1.69.  The minimum net worth covenant fluctuates based upon actual earnings and is subject to adjustment for certain pension accounting adjustments to equity.  As of June 30, 2009 the minimum equity requirement was $100,614,000 compared to an actual result of $140,988,000 after all required adjustments.  The outstanding balance of $22,450,000 and $19,700,000 at June 30, 2009 and 2008, respectively, is classified as long-term debt.  In accordance with the loan agreement as amended, the Company has the option of borrowing at the prime interest rate or LIBOR plus an additional “Add-On,” between 2% and 3.5%, depending on the Company’s total funded debt to four quarter EBITDA ratio, subject to a minimum interest rate of 4%.  The rate was 4.0% and 3.708% at June 30, 2009 and 2008, respectively.

Four quarter EBITDA and total funded debt are non-GAAP measures, and are included herein for the purpose of disclosing the status of the Company’s compliance with the four quarter EBITDA covenant and the total funded debt to four quarter EBITDA ratio covenant described above.  In accordance with the Company’s revolving loan agreement with M&I (and the Note Agreement described below, which has the same financial covenants):

•
“Four quarter EBITDA” is defined as “the sum of (i) Net Income plus, to the extent deducted in the calculation of Net Income, (ii) interest expense, (iii) depreciation and amortization expense, and (iv) income tax expense;” and

•
“Total funded debt” is defined as “(i) all Indebtedness for borrowed money (including without limitation, Indebtedness evidenced by promissory notes, bonds, debentures and similar interest-bearing instruments), plus (ii) all purchase money Indebtedness,

•
plus (iii) the principal portion of capital lease obligations, plus (iv) the maximum amount which is available to be drawn under letters of credit then outstanding, all as determined for the Company and its consolidated Subsidiaries as of the date of determination, without duplication, and in accordance with generally accepted accounting principles applied on a consistent basis.”

•	“Total funded debt to four quarter EBITDA” is defined as the ratio of total funded debt to four quarter EBITDA calculated in accordance with the above definitions.

The Company’s total funded debt as of June 30, 2009 was equal to the total debt reported on the Company’s June 30, 2009 Consolidated Balance Sheet, and therefore no reconciliation is included herein.  The following table sets forth the reconciliation of the Company’s reported Net Earnings to the calculation of four quarter EBITDA for the fiscal year ended June 30, 2009:

Four Quarter EBITDA Reconciliation
Net Earnings	$11,502,000
Depreciation & Amortization	9,774,000
Interest Expense	2,487,000
Income Taxes	6,257,000
Four Quarter EBITDA	$30,020,000

Total Funded Debt to Four Quarter EBITDA
T Total Debt	$50,769,000
DiDivided by: Four Quarter EBITDA	$30,020,000
Total Funded Debt to Four Quarter EBITDA	1.69

Critical Accounting Policies, page 21

- Revenue Recognition, page 21

5.
To the extent that management believes that revenue recognition is a critical accounting estimate, please revise future filings to provide more meaningful disclosure of your revenue recognition by explaining the specific reasons why management believes revenue recognition is a critical accounting estimate.  In this regard, explain your reference to "other revenue recognition issues."  Also, rather than stating that your policies comply with GAAP or SEC Rules, revise future filings to explain the significant judgments and estimates involved in determining whether your revenue recognition policies comply with GAAP and SEC Rules. Refer to SEC Release 33-8350.

         Company Response:
     The Company will revise its disclosure on Critical Accounting Polices related to Revenue Recognition.  The reference to “other revenue recognition issues” in prior disclosures will be removed.  This was included in the past in the event that unusual circumstances arose regarding revenue.  The Company has not experienced any significant unusual revenue recognition circumstances, and no longer feels this discussion is necessary.  An example of the new disclosure follows:

Twin Disc recognizes revenue when all of the following criteria are met: an agreement of sale exists; pricing is fixed and determinable; collection is reasonably assured; and the product or service has been delivered and acceptance has occurred according to contract terms.

We use contracts and customer purchase orders to determine the existence of an agreement of sale.  We use shipping documents and customer acceptance, where applicable, to verify delivery.  We assess whether the sales price is subject to refund or adjustment, and we assess collectability based on the creditworthiness of the customer as well as the customer’s payment history.

- Goodwill page 22

6.
In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures here in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one:

• Disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test;

• Disclose the amount of goodwill allocated to the reporting unit;

• Describe the methods and key assumptions used and how the key assumptions were determined;

• Describe the degree of uncertainty associated with the key assumptions; and

   • Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Company Response:
In completing the annual goodwill impairment review, the Company did not identify any reporting units with material amounts of goodwill that were at risk of failing step one of the review.  The percentage by which the fair value exceeded carrying value as of June 30, 2009 and the amount of goodwill allocated to each material reporting unit was as follows:

	Goodwill	% Fair Value exceeds
	Balance	Carrying Value
Twinco Industrial	$8,941,680	213%
Technodrive	$3,269,195	164%
Rolla	$1,128,001	100%
BCS	$4,145,565	133%

In the event that circumstances change and a material reporting unit is identified to be at risk of failing step one, the Company will disclose the information noted above, as well as the methods and key assumptions used, the degree of uncertainty associated with each key assumption and the potential events and/or circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 11. Executive Compensation, page 30

7.
We note your disclosure under the "Setting Executive Compensation" section of the proxy statement than you have incorporated by reference into your Form 10-K for the year ended June 30, 2009.  Please tell us and in your future filings, as applicable, please disclose the name of the independent consultant that provides information on the market median compensation levels to your compensation committee.

                 Company Response:

Towers Watson (formerly Towers Perrin) was the independent consultant the Compensation Committee used in FY2007 to provide information relative to market compensation and competitiveness of executive pay, as well as information regarding current market compensation trends and practices.  In future filings, we will disclose the name of the independent consultant that provides information on market compensation levels to our Compensation Committee.

8.
Based on your disclosure that you look to establish total compensation at the market median (50th percentile) for companies of a similar size and industry, it appears that your independent consultant develops a set of peer companies.  In your applicable future filings, please identify these peer companies.  Please also briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation fell within the targeted range.  If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Company Response:

In future filings, we will describe in more detail the sample of companies our consultant uses to target our total compensation.  Our past practice has been to use a broad-based survey database representative of Towers Watson’s client companies, matching compensation practices to companies of similar revenue size within the manufacturing industry.  It is difficult to select an exact peer group to benchmark against due to our diversified product offerings and revenue size.  It is our understanding, based on Compliance & Disclosure Interpretation 118.05, that the use of a broad-based third party survey in this manner does not constitute “benchmarking” of compensation under Item 402(b)(1)(xiv) of Regulation S-K, and that the component companies in the survey do not need to be disclosed.

In future filings, we will include discussion regarding how each element of compensation provided to the Company’s named executive officers relates to data analyzed from the companies in the survey database.  We will also include an analysis of where actual payments under each element of compensation fell within the targeted range.

If any of our named executive officers are compensated at levels that are materially different from the targeted levels of compensation, we will provide a discussion and analysis as to why in our future filings.  Please note that the Committee does not target compensation at levels that are materially different than the market median, except in rare situations such as where an executive has held his or her position for less than 2-3 years.  However, based on the attainment or non-attainment of performance targets and the value of the Company’s stock at the time a performance award is granted versus when the performance award is paid out, total compensation does occasionally differ significantly from the targeted levels.

9.
Please reconcile your disclosure under the "Base Salary" heading concerning FY2009 percentage increases for each executive officer with the salary figures for FY2008 and FY2009 provided in the summary compensation table.

        Company Response:
The disclosure under the Base Salary heading for each executive officer’s percentage increase represents an increase to their base salary, as of an effective date, not corresponding to the start of a fiscal year.  In fiscal 2009, the effective date for these increases was October 1, 2008.  The base salary listed under the Summary Compensation Table represents the actual base compensation earned during the period July 1, 2008 through June 30, 2009.

10.
Please explain how you target base salary levels at the market median and also determine salary increases based on financial performance and individual accomplishments.  Do you adjust base salary above or below the market median depending on how well the Company and the individual executive performed in the previous year?  Please advise.

Company Response:

In general, the Committee has engaged Towers Watson every two years to provide detailed information on market median levels of base salary, annual cash incentive pay, and long term incentive pay.  The Committee most recently engaged Towers Watson for this purpose in 2007 to assist in establishing FY2008 compensation.  The Committee did not engage Towers Watson in 2009 due to deteriorating economic conditions and a resulting decision to reduce officer base salaries, as part of a Company wage reduction program.

In years that it has been engaged, Towers Watson has provided market median figures for base salary, annual cash incentive compensation and long-term compensation for similar positions at companies in the broad-based survey of companies of similar revenue size within the manufacturing industry.  The Committee has used this information to target each element of compensation at market median levels.  Occasionally, the Committee may make adjustments to one or more elements of an individual’s compensation due to factors that the Committee deems relevant, such as the individual’s length of service in his or her position.

Assuming an executive is at or near the market median for his or her position, salary increases for years that the Committee does not engage an independent consultant are determined using several factors.  First, the financial results of the Company are used to determine the amount of a merit pool that may be available across the entire Company.  Next, the Committee obtains general information from Towers Watson and other sources regarding broad market trends in executive compensation.  The Committee also reviews whether the Company and the executive team have achieved their overall objectives for the fiscal year.  Finally, the Committee evaluates whether each executive’s individual performance objectives have been achieved and to what level.  These factors will determine whether the executive will achieve an average increase (based on the merit pool and broad market trends), an above average increase or a below average increase.

11.
Please tell us the Company-wide financial performance and individual accomplishments of your executives that determined the amount of the base salary increases in FY2009.  In your future filings, as applicable, please confirm that you will disclose the Company and individual accomplishments that determine salary adjustments.

Company Response:
For fiscal 2009, the Committee followed the process described above and determined, based on the amount of the merit pool available across the entire Company and broad market trends, that the average increase of each named executive officer’s base salary should be 4%.  Four of the five named executive offers received a 4% increase.  Mr. J. Batten received a 17% increase in base compensation primarily due to his promotion to the position of President of the Company.  However, since he was new to this position, his base compensation was below the Committee’s determination of the market median for similar positions at companies of similar size within the manufacturing industry.  In future filings, we will disclose the material Company and individual accomplishments which affect the salary adjustment.

12.
Please confirm that in future filings you will disclose in your Compensation Discussion & Analysis your actual performance relative to each of the performance targets that must be achieved in order for your named executive officers to receive incentive compensation.

         Company Response:
     In future filings we will disclose the actual performance relative to each of the performance targets that generated the incentive payouts for our executives.  For the most recent CD&A, these disclosures would have read as follows:

2009 Performance Under The Corporate Incentive Plan.  On July 24, 2008, the Committee approved a Corporate Incentive Plan for FY2009, which established target bonuses for each named executive officer based on the following factors and relative weights for each factor: corporate economic profit (measured as the difference between the cumulative net operating profit after taxes and the cumulative capital charge) – 70%; reduction in inventory – 15%; and net sales growth – 15%.  The specific financial targets for each measure were as follows:  Corporate Economic Profit - $5,000,000; Inventory (as a percentage of sales) – 23.82%; and Net Sales Growth - $362,903,867. If the targets were achieved, the named executive officers would receive a bonus equal to the following percentage of their base salary for FY2009:  Mr. M. Batten, 70%; Mr. J. Batten, 50%; Mr. Eperjesy, 50%; Mr. Feiertag, 50%; and Mr. Fabry 40%.

In July 2009, the Committee reviewed the Company’s actual performance for FY2009 against the targets established in the Corporate Incentive Plan, and determined, subject to final audit, that the targets had not been achieved.  The specific results were as follows:  Corporate Economic Profit - $(1,599,633); Inventory (as a percentage of net sales) – 31.2%; and Net Sales Growth - $295,618,084.  As a result, none of the named executive officers received a bonus under the Corporate Incentive Plan for FY2009.

2009 Payouts Under Previously Granted Long-Term Incentive Awards.  On July 27, 2006, the Committee approved the award of performance stock units and performance stock awards to various executive officers of the Company under the Twin Disc, Incorporated, 2004 Stock Incentive Plan.  The awards were designed to provide a target number of performance stock units and performance shares if the Company achieved a target 3-year cumulative corporate economic profit goal during the three fiscal years ending June 30, 2009.  For this purpose, “corporate economic profit” is measured as the Company’s net operating profit after taxes as a percentage of the Company’s capital charge.  The awards would pay at the target levels if the economic profit percentage was equal to 100%.  The awards would pay a threshold number of performance stock units and performance shares if the Company achieved at least 80% of the target, and a maximum number of performance stock units and performance shares if the Company achieved 120% or more of the target.  The actual numbers of performance stock units and performance shares would be determined by interpolation if the economic profit goal fell between 80% and 120%.

In July 2009, the Committee reviewed the Company’s net operating profit after taxes as a percentage of the Company’s capital charge for the cumulative three fiscal year period ending June 30, 2009.  The Committee determined, subject to final audit, that the Company’s cumulative economic profit was 158.6%, exceeding the maximum level of 120%.  Consequently, each executive received 120% of his target award.  As a result, the named executive officers received performance stock units and performance shares in the following amounts:

	Performance Stock Units	Performance Shares
Mr. M. Batten	24,300	24,300
Mr. J. Batten	11,250	11,252
Mr. Eperjesy	11,250	11,252
Mr. Feiertag	11,250	11,252
Mr. Fabry	3,750	3,752

13.
We note your disclosure in the final paragraph under the heading "Long-Term Incentive Compensation."  Please tell us, and in future filings as applicable please disclose, why some executive officers received shares of restricted stock and why others did not.  To the extent that individual executives choose whether to take incentive compensation in the form of performance stock, performance stock units or restricted stock, please disclose.

    Company Response:
The granting of restricted stock is based on a number of factors which include individual performance, increasing an executive’s ownership in the Company, and retention considerations.  Restricted stock may also be used to incent executives in times of global economic instability when future values of stock options and performance stock become less predictable.  In July 2008, the decision to award restricted stock to three of the named executive officers was based on retention considerations and the fact that these three named executive officers have higher ownership requirements under the Company’s stock ownership guidelines.  In future filings, we will disclose why some executive officers receive restricted stock and why others do not.

The composition of an executive’s long-term incentive compensation – i.e. performance stock, performance stock units and restricted stock – is determined by the Compensation Committee.  The executive has no role or choice in the decision whether to receive incentive compensation in the form of performance stock, performance stock units or restricted stock.

Financial Statements, page 32

Consolidated Statements of Cash Flows, page 36

14.
Please revise the consolidated statements of cash flows in future filings to present payments and proceeds from borrowings under notes payable on a gross basis in accordance with paragraph 230-10-45-7 of the FASB Accounting Standards Codification.

    Company Response:
The Company will revise the consolidated statement of cash flows in future filings to present payments and proceeds from borrowings under notes payable on a gross basis rather than a net basis.  The revised disclosure for the fiscal 2009 10-K would be the following:

	2009	2008	2007
Proceeds from notes payable	-	950	1,294
Payments of notes payable	(1,653)	(724)	(1,995)

Note A. Significant Accounting Policies, page 38

Fair Value of Financial Instruments, page 38

15.
We note your disclosure here regarding the fair value of your outstanding notes.  Please revise future filings to disclose how you determined the fair value of your outstanding notes.  In this regard, please also revise future filings as appropriate to provide any applicable disclosures set forth in section 820-10-50 of the FASB Accounting Standards Codification.

Company Response:
The disclosure regarding the fair value of financial instruments will be revised in future filings to include disclosure on the process used to determine the fair value of outstanding notes.  An example of the additional disclosure is as follows:

The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the Company for similar debt instruments of comparable maturities.  This rate was represented by the US Treasury Three-Year Yield Curve Rate (1.64% and 2.91% for 2009 and 2008, respectively), plus the current add-on related to the revolving loan agreement (2.50% and 1.25% for 2009 and 2008, respectively) resulting in a total rate of 4.14% and 4.16% for 2009 and 2008, respectively.

In addition, we will also review future filings, as appropriate, to provide applicable disclosures set forth in section 820-10-50 of the FASB Accounting Standards Codification

Revenue Recognition, page 39

16.
We note from page 4 that your worldwide sales are transacted through a direct sales force and a distributor network.  Please revise future filings to discuss in greater detail your revenue recognition policy with respect to sales to distributors.  Disclose any significant payment terms, return rights, exchange provisions, price protection, discounts, sales incentives and any other significant matters.  Refer to SAB 104 and paragraph 650-15-25 of the FASB Accounting Standards Codification as appropriate.

Company Response:
The Company reviews its sales agreements with independent distributors at the time of execution.  Based on the Company's outstanding distributor agreements, there are no material payment terms, exchange provisions, price protections, discounts or sales incentives that require separate disclosure.  However, products sold to third party distributors are subject to an annual return policy.  The Company’s reviews revenue recognition requirements applicable to sales of product when right of return exists, including all criteria identified in 605-15-25-1, and confirms that product sales to its distributor network meet all such requirements.

Based on the above, the Company will revise its revenue recognition policy disclosure in future filings to include a discussion surrounding the Company's revenue recognition policy with respect to sales to third party distributors.  The following revenue recognition policy will be included in future filings:

Revenue is recognized by the Company when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred and ownership has transferred to the customer, the price to the customer is fixed or determinable; and collectability is reasonably assured.  Revenue is recognized at the time product is shipped to the customer, except for certain domestic shipments to overseas customers where revenue is recognized upon receipt by the customer.  A significant portion of our consolidated net sales is transacted through a third party distribution network.  Sales to third party distributors are subject to the revenue recognition criteria described above.  Goods sold to third party distributors are subject to an annual return policy, for which a provision is made at the time of shipment based upon historical experience.

Note G. Debt, page 45

17.
We note your presentation here of certain non-GAAP financial measures.  Please revise future filings to remove any non-GAAP financial measures from the footnotes to your financial statements unless such non-GAAP financial measures are required to be disclosed by GAAP or Commission rules. Refer to Item 10(e)(ii)(C) of Regulation S-K.

Company Response:
The Company will remove all non-GAAP financial measures from the footnotes to financial statements in future filings.

Note J. Business Segments and Foreign Operations, page 49

18.
We note that the geographic information for net sales on page 51 has been separated into three components, United States, Italy, and other.  Please confirm that no revenues attributed to any individual foreign country are material.  If material, please disclose separately in future filings.  Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

                 Company Response:
The Company performs a detailed review of sales by country for each fiscal year.  The fiscal 2009 review resulted in the United States and Italy reporting sales in excess of 10% of consolidated net sales.  All other countries fell below the Company’s 10% materiality threshold.  Canada reported the next highest percentage of total net sales at 6.1%, while all other countries fell below 5%.

19.
We note your disclosures of long-lived assets by geographic location, which includes goodwill and intangible assets.  Please revise this disclosure in future filings to present only tangible assets.  Refer to paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Company Response:

The Company will revise future filings to exclude intangibles and deferred tax assets from the disclosure of long-lived assets in accordance with the guidance in ASC 280-10-50-41 and ASC 280-10-55-23.

Note K. Stock-Based Compensation, page 51

20.
Please revise future filings to disclose the method you use to determine the fair value of your stock options.  Additionally, disclose the assumptions utilized and how you determined the assumptions in these models including volatility, risk free interest rate, expected life, etc.  Refer to the guidance in paragraphs 718-10-50-1c through 2 of the FASB Accounting Standards Codification and SAB Topic 14.

                 Company Response:
 Due to the immaterial nature of the stock option expense for the periods under review ($31,000, $74,000 and $40,000 for fiscal 2009, 2008 and 2007 respectively), the Company has not included the disclosure on the assumptions used in determining their fair value.  The Company will continue to monitor the materiality of reported stock option expense, and add the disclosures on critical assumptions in the event the expense becomes material.

Note M. Pension and Other Postretirement Benefit Plans, page 55

21.
We note your disclosure that on June 3, 2009, you announced you would freeze future accruals under the domestic defined benefit pension plans effective August 1, 2009 and that you recorded a curtailment gain of $1.7 million in the fourth quarter of 2009.  We further note from your disclosures on page 14 that $1.2 million of the curtailment gain was recorded as income in cost of goods sold. Please address the following:

• Clarify for us how you met the gain recognition criteria of paragraph 715-30-35-94 of the FASB Accounting Standards Codification by telling us the exact date at which the plan amendment was adopted.

   • Explain how you determined that $1.2 million of the gain should be recorded as income in cost of goods sold.

Company Response:
The curtailment gain was recorded in fiscal 2009 in accordance with the guidance in ASC 715-30-55-184 that states that the net gain from the curtailment should be measured and recognized in earnings when the employer amends its pension plan and not when the amendment becomes effective.  The date of the pension plan amendment creating the curtailment gain was June 3, 2009, whereas the effective date of the amendment was August 1, 2009.  The portion of this curtailment gain recorded as income in cost of goods sold ($1.2 million) relates to that portion associated with employees whose costs, including previously recorded pension expense, are included in cost of goods sold (hourly employees, production supervisors, etc.).  This change to the domestic defined benefit pension plans was disclosed on a Form 8-K filed on June 3, 2009.

Exhibits

22.
Please file as an exhibit to your next applicable 1934 Act periodic report the revolving loan agreement with M&I Marshall & Ilsley Bank, or tell us why you believe you are not required to file it as a material contract pursuant to Item 601(b)(l 0) to Regulation S-K.

Company Response:
The Company will file the revolving loan agreement with M&I Marshall & Ilsley Bank, as well as any amendments, as an exhibit to its next 1934 Act periodic report.

Form 10-Q for period ended September 25, 2009

Results of Operations

Comparison of the First Quarter of FY 2010 with the First Quarter of FY 2009

23.
We note the statement by your CEO during your First Quarter 2010 earnings call conducted on October 22, 2009 quantifying the impact of plant shutdowns on your quarterly earnings.  In your future filings, as applicable, please revise your disclosure to indicate the extent to which your income is materially affected by any unusual or infrequent events or significant economic changes.  Please refer to Item 303(a)(3)(i).

         Company Response:
                 The Company will disclose the extent to which income is materially affected by any unusual or infrequent events or significant economic changes in all future filings.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or further comments regarding the foregoing, please feel free to contact me at (262) 638-4343.

Sincerely,

/s/ CHRISTOPHER J. EPERJESY
Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer & Treasurer